Filed by 10X Capital Venture Acquisition Corp. III

pursuant to Rule 425 under the Securities Act of 1933,

as amended and deemed filed pursuant to Rule 14a-12

under the Securities Exchange Act of 1934, as amended

Subject Company: 10X Capital Venture Acquisition Corp. III

(Commission File No. 001-41216)

Date: August 10, 2023

On August 10, 2023, 10X Capital published the following post on LinkedIn:

Below is a transcript of DC News Now’s interview with Jeff Galvin, Chief Executive Officer of American Gene Technologies International Inc., shared in the post above:

Presenter: The station covering all of the DMV, this is DC News Now.

Presenter: New Company in Rockville working to develop a cure for HIV we're going to speak with their CEO about what they plan to do.

Shennekia Grimshaw: In-house news we're digging deeper into finding a cure for HIV. So we have Jeff Galvin here, who is the CEO of a gene cell therapy company, American Gene Technologies, here to tell us about a new company to better focus on a cure for HIV. Thank you for joining us here in the studio.

Jeff Galvin: My pleasure.

Shennekia Grimshaw: All right so Jeff let's start with explaining what AGT is and what the company does.

Jeff Galvin: Well I think you said it pretty well we're a gene and cell therapy company which is a new drug development modality that has incredible power to cure diseases instead of just treating them and so I founded that company 15 years ago to see if we could find something that would you know improve the lives of as many people as possible with this new technique.

Shennekia Grimshaw: Yeah and speaking of finding cures for you know different diseases, HIV, you're focusing in on that and tell us about Addimmune. Addimmune is the new company, correct?

Jeff Galvin: That's right so what's been happening is that AGT was developing a whole bunch of different drugs but one got in the lead. We got really promising data in a Phase 1 clinical trial for an HIV cure. So, we believe it's possible that we could do a one-and-done cell therapy that would allow people to throw away their antiretroviral meds and never think about HIV again. They can't transmit it to anybody else, they can't get AIDS, and they can't even recontract it. Now we're not there yet, but the data from the Phase 1 gives us a lot of optimism or even confidence that we can get there. So what we've decided to do is spin out a separate company called Addimmune, and right here in Rockville Maryland, and what that will focus on is exclusively pushing this in towards commercialization. So we're going to use that company to bring in new funding and we're going to focus all of the 50 employees that will initially be there at the company on one thing; an HIV cure. And we're going to roll into a Phase 2, we've already done an analytic treatment Interruption where we saw a tremendous amount of viral suppression from modified cells that we just took right out of the patient's bodies, modified them, put them back in and they were able to fight HIV in a way that it's never been seen before.

Shennekia Grimshaw: So with these developments are you saying you think you can cure HIV?

Jeff Galvin: Yeah, but the operative word there is “think”, okay we got to prove it still. This will not be a drug for several years, and that's the best case. But I think everybody has a great reason for hope and even optimism that HIV may be in the rear-view mirror in the not-too-distant future.

Shennekia Grimshaw: Wow that is some good information there. Do you see any roadblocks? Quickly, they're wrapping me up, but I just want to know that.

Jeff Galvin: No, I think it's just a matter of, you know, putting one foot in front of the other, you know. The reason I don't say we've got it is because things can go wrong, you know. Biotech, you know, doesn't always work out exactly as you expect it to, and there's a lot of regulation so we've got a lot of things to do but, you know, the trajectory is great.

Shennekia Grimshaw: All right, well, Jeff, thank you so much for your work, and thank you for joining us here in the studio. If you want more information, you can find that on our website at DCNewsNow.com